U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number     1-7872

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
     The TransTechnology Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
     TransTechnology Corporation 700 Liberty Avenue, Union New Jersey 07083-8198

TransTechnology Corporation Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

Financial Statements
Years Ended March 31, 2003 and 2002
Supplemental Schedule
Year Ended March 31, 2003

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

Note:	Supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), other than the schedule listed above, are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TransTechnology Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of TransTechnology Corporation Retirement Savings Plan as of March 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended March 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey
October 1, 2003
(June 21, 2004 as to Note 8)

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments at fair value	$34,276,478	$42,174,674
Cash	22,677	10,179,641
Contributions receivable:
Basic company contribution	384,639	779,813
Employer match	7,682	25,572
Employees	20,702	74,321

Total contributions receivable	413,023	879,706

NET ASSETS AVAILABLE FOR BENEFITS	$34,712,178	$53,234,021

See notes to financial statements.

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED MARCH 31, 2003

INVESTMENT INCOME (LOSS):
Interest and dividends	$1,086,879
Net depreciation in fair value of investments	(6,168,913)

Total investment loss	(5,082,034)

CONTRIBUTIONS:
Employer	1,004,315
Employees	1,386,513
Other	280

Total contributions	2,391,108

Total	(2,690,926)

DISTRIBUTIONS TO PARTICIPANTS	15,745,074
ADMINISTRATIVE EXPENSES	85,843

Total deductions	15,830,917

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(18,521,843)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	53,234,021

End of Year	$34,712,178

See notes to financial statements.

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

The following description of TransTechnology Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan.

The Plan is a defined contribution plan which provides participants with an opportunity to invest their contributions in various investment funds.

Contributions - Contributions to the Plan are made by individual participants and TransTechnology Corporation (the “Company”). Individual participants, while eligible for plan membership, may contribute between 1% and 15% of their compensation on a pre-tax basis, subject to annual limitations. The Company may make two types of contributions to the Plan, matching and basic. The Company matches 50% of the first 6% of the employee’s contribution during the plan year, up to a maximum of 3% of eligible compensation. Each plan year, in addition to the matching contribution, the Company may make an additional contribution from its net profits to those plan participants employed by the Company on March 31. This basic contribution is equal to 3% of each participant’s compensation earned for the plan year. If there are no net profits for the plan year, the Company is not required to make these contributions. All contributions are participant-directed.

Allocation - Income, expenses, gains and losses arising with respect to each separate investment fund are allocated among the participant accounts within that fund.

Participation - Employees become eligible to participate in the Plan on the first day of any month upon the completion of a one-year period of service. Employees covered by a collective bargaining agreement are not eligible to join the Plan.

Vesting - Participants, at all times, have a fully vested and nonforfeitable interest in all of their pre-tax contributions. Vesting in Company contributions occurs in 20% increments over a period of five years, with full vesting occurring after the participant completes five years of credited service.

Retirement Benefits - Payments of plan benefits are made upon retirement, death, disability, or termination of the participant, according to the vesting schedule.

At March 28, 2002, accounts of former employees whose participation in the Plan terminated on the sale of certain businesses amounted to approximately $15.4 million. Approximately $5.3 million, representing shares in a registered investment company, were re-registered to the Plan in which these former participants will participate, and, accordingly, have been included in distributions to participants for the year ended March 31, 2002. The remaining account balances of approximately $10.1 million were held in a noninterest-bearing distribution cash account as of March 31, 2002. Such amounts were distributed on April 1, 2003 and have been included in distributions to participants in 2003.

Participant Loans - Participants may borrow from their accounts in an amount which does not exceed the lesser of 50% of the participant’s vested interest in the participant’s account balance or $50,000, reduced by the highest outstanding loan balance under the Plan during the previous twelve months. The minimum loan request is $500.

2.	SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan are maintained on the accrual basis of accounting. Plan assets, other than short-term investment funds, are stated at the net asset value of the funds based upon the current market value of the underlying assets on the last business day of the year. Short-term investment funds are stated at cost, which approximates market value. Company common stock is valued at its quoted market price.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits are recorded when paid. Participating employees are not subject to Federal income taxes on contributions to the Plan, or on income accruing to the Plan, until they receive distributions from the Plan.

All administrative expenses authorized and incurred for the administration of the Plan, excluding investment expenses and loan transaction charges, are paid by the Plan out of plan forfeitures. Total forfeitures for the plan year ended March 31, 2003 were $85,843, which was used to pay administrative expenses. Administrative expenses in excess of the plan forfeitures are paid by the plan administrator. Expenses incurred in connection with the investment of trust assets are paid directly from the investment fund in which the expense is incurred. Loan transaction charges are paid directly to T. Rowe Price by the participant taking the loan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	INVESTMENT OPTIONS

Participants may elect to have their contributions invested in any of the investment funds offered by T. Rowe Price Trust Company, trustee of the Plan. The following is a description of the investment funds into which participants may elect to invest:

•	T. Rowe Price Prime Reserve Fund - Consists of a money market fund seeking the preservation of capital and liquidity.

•	T. Rowe Price Stable Value Fund - Consists of an investment fund seeking a competitive return with stability of principal.

•	T. Rowe Price New Income Fund - Consists of investments primarily in marketable debt securities seeking a high level of income consistent with the preservation of capital.

•	T. Rowe Price Balanced Fund - Consists of investments in a diversified portfolio of stocks and bonds seeking long-term capital appreciation, current income and preservation of capital.

•	T. Rowe Price Equity Income Fund - Consists of investments primarily in dividend paying common stocks seeking dividend income and long-term capital appreciation.

•	T. Rowe Price International Stock Fund - Consists of investments primarily in well-established, non-U.S. companies seeking capital appreciation.

•	T. Rowe Price New Horizons Fund - Consists of investments primarily in common stocks of small, rapidly growing companies seeking long-term capital growth.

•	Fidelity Magellan Fund - Consists of investments primarily in common stocks and securities convertible to common stock seeking long-term capital appreciation.

•	TransTechnology Corporation Common Stock - Effective April 1, 1998, the Plan was amended to include TransTechnology common stock as an investment option. Participants are permitted to invest up to ten percent of their elective contributions in Company stock. Only new elective contributions on and after April 1, 1998 may be invested in Company stock. Transfers from other investment funds to Company stock will not be permitted. Investments in the Common stock of TransTechnology Corporation seek long-term capital appreciation.

T. Rowe Price Trust Company also maintains a loan account. This account is used to retain the principal balances on loans made pursuant to the provisions of the Plan. As principal and interest payments are made, the balance in the loan account is reduced and the principal amount and the interest payments are allocated to the other investments as elected by the participant.

4.	INVESTMENTS

The trustee of the Plan’s assets is T. Rowe Price Trust Company. The following is a summary of the information regarding the plan investments, included in the Plan’s financial statements that was prepared by the trustee of the Plan, and furnished to the plan administrator.

	2003		2002
T. Rowe Price Investments:
T. Rowe Price Prime Reserve Fund	$636,396		$644,329
T. Rowe Price Stable Value Fund	12,617,364	*	12,959,422	*
T. Rowe Price New Income Fund	1,113,506		975,695
T. Rowe Price Balanced Fund	3,469,393	*	4,398,638	*
T. Rowe Price Equity Income Fund	3,257,727	*	4,303,379	*
T. Rowe Price International Stock Fund	1,054,975		1,442,375
T. Rowe Price New Horizons Fund	3,197,504	*	4,794,727	*
Fidelity Magellan Fund	7,600,239	*	10,950,224	*
TransTechnology Corporation Common Stock	33,930		65,725
Loan fund	1,295,444		1,640,160

	$34,276,478		$42,174,674

*	Represents investment assets greater than 5% of net assets available for benefits at March 31.

During the year ended March 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Net depreciation in fair value of investments:
T. Rowe Price New Income Fund	$47,546
T. Rowe Price Balanced Fund	(602,328)
T. Rowe Price Equity Income Fund	(1,094,156)
T. Rowe Price International Stock Fund	(411,700)
T. Rowe Price New Horizons Fund	(1,287,277)
Fidelity Magellan Fund	(2,799,144)
TransTechnology Corporation Common Stock	(21,854)

Total	$(6,168,913)

5.	INCOME TAX STATUS

The Trust established under the Plan to hold the Plan’s assets is intended to qualify pursuant to Section 501(c) (9) of the Internal Revenue Code, and, accordingly, the Trust’s net investment income is exempt from income taxes. The Trust has obtained a favorable tax determination letter dated October 22, 2002 from the Internal Revenue Service.

6.	RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan held 6,402 and 7,385 shares, respectively, of common stock of TransTechnology Inc, the sponsoring employer, with a cost basis of $33,930 and $65,725, respectively. During the year ended March 31, 2003, the Plan recorded no dividend income.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, at any time, in whole or in part. Upon the complete or partial termination of the Plan, the accounts of all participants affected thereby shall be fully vested and nonforfeitable.

During the plan year ended March 31, 2002, the Company undertook, and completed during 2003, a major program to restructure its business and sold certain subsidiaries and divisions whose employees participated in the Plan. Primarily as a result of these transactions, there was a significant reduction in the number of participants in the Plan. Accordingly, the Plan has been determined to have effected a partial plan termination, the result of which is to immediately fully vest plan participants in their account balances related to Company contribution and earnings thereon affected by these transactions.

8.	SUBSEQUENT EVENT

The Company is subject to an investigation being conducted by the Newark, New Jersey office of the United States Attorney with respect to overhaul and repair operations of its Breeze-Eastern division. The Company has, to date, cooperated fully with the government’s investigation. In addition, the Board of Directors retained a fact finding and forensic accounting firm, The Bradlau Group of Morristown, New Jersey, to perform an independent review of the overhaul and repair operations of Breeze-Eastern. The Board of Directors has shared the preliminary and follow-on reports of the findings of this independent review with the United States Attorney’s office. The investigation has had no impact, and the Company does not expect an impact, on the Company’s ability to manufacture and ship products and meet customer delivery schedules. As of this date, the United States Attorney’s investigation is continuing and the Company has not been made aware of any specific statutory or regulatory violations resulting from that investigation.

******

SUPPLEMENTAL SCHEDULE

Employer I.D.: 95-4062211
Plan Number: 006

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2003

			Current
Identity of Issue	Description of Investment	Shares	Value
INVESTMENTS:
T. Rowe Price	* Prime Reserve Fund	636,396	$636,396
	* Stable Value Fund	12,617,364	12,617,364
	* New Income Fund	123,998	1,113,506
	* Balanced Fund	229,609	3,469,393
	* Equity Income Fund	176,189	3,257,727
	* International Stock Fund	132,202	1,054,975
	* New Horizons Fund	195,566	3,197,504
Fidelity Investments	Fidelity Magellan Fund	99,103	7,600,239
TransTechnology Corporation	* TransTechnology Corporation Common Stock	6,402	33,930
Participant Loans	* 6.00% — 10.50% Maturing 2003-2031		1,295,444

TOTAL			$34,276,478

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The TransTechnology Corporation Retirement Savings Plan

Date: September 1, 2004	By:	/s/ Joseph F. Spanier

Joseph F. Spanier, Vice President, Treasurer and Chief Financial Officer of the Issuer

Exhibit Index

23.1	Consent of Deloitte & Touche LLP